UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Gamida Cell Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M47364100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. AI Gamida Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,750,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 15.48%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes 3,041,559 Ordinary Shares that are beneficially owned by Clal Biotechnology Industries Ltd. and its subsidiaries.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement assume an aggregate of 24,232,596 ordinary shares issued and outstanding, as provided by the Issuer.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,041,559 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,041,559 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,559 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 12.47%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement assume an aggregate of 24,232,596 ordinary shares issued and outstanding, as provided by the Issuer.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,041,559 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,041,559 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,559 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 12.47%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement assume an aggregate of 24,232,596 ordinary shares issued and outstanding, as provided by the Issuer.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,791,559 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,791,559 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,791,559 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 27.84%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement assume an aggregate of 24,232,596 ordinary shares issued and outstanding, as provided by the Issuer.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,667,424 shares
	8	SHARED VOTING POWER 1,374,135 shares
	9	SOLE DISPOSITIVE POWER 1,667,424 shares
	10	SHARED DISPOSITIVE POWER 1,374,135 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,041,559 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 12.47%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement assume an aggregate of 24,232,596 ordinary shares issued and outstanding, as provided by the Issuer.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Bio Medical Investment (1997) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,374,135 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,374,135 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,135 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.67%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 1,667,424 of the Ordinary Shares owned by Clal Biotechnology Industries Ltd
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement assume an aggregate of 24,232,596 ordinary shares issued and outstanding, as provided by the Issuer.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,791,559 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,791,559 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,791,559 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 27.84%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement assume an aggregate of 24,232,596 ordinary shares issued and outstanding, as provided by the Issuer.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by AI Gamida Holdings LLC (“AI Gamida”), Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Bio Medical Investment (1997) Ltd. (“Bio Medical”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Gamida Cell Ltd. (the “Issuer”).

Item 1	Security and Issuer

This Schedule 13D relates to the Ordinary Shares of the Issuer. The address of the Issuer’s principal executive office is: 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340, Israel.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship
AI Gamida Holdings LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Floor New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Bio Medical Investment (1997) Ltd.	3 Azrieli Center Triangle Tower, 45th Floor 132 Menachem Begin St. Tel Aviv 6702301, Israel	Investing in life sciences companies and ventures	Israel

Clal Biotechnology Industries Ltd.	3 Azrieli Center Triangle Tower, 45th Floor 132 Menachem Begin St. Tel Aviv 6702301, Israel	Investing in life sciences companies and ventures	Israel

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th Street, 28th Floor New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.5 hereto.

None of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of CBI and Bio Medical.

Item 3	Source and Amount of Funds or Other Considerations

In April 2010 CBI acquired Bio Medical. At that time, Bio Medical held 1,363,560 preferred shares: 270,000 Series A Preferred Shares, 291,753 Series B Preferred Shares, 592,602 Series C Preferred Shares and 209,205 Series D Preferred Shares. In addition, Bio Medical held warrants to purchase Series D Preferred Shares from the Issuer, which have since expired. The 1,363,560 preferred shares were automatically converted into 1,374,135 Ordinary Shares of the Issuer in connection with the consummation of the Issuer’s initial public offering on October 30, 2018.

In May 2012 CBI acquired a total of 290,227 Series E-1 Preferred Shares, 153,246 Series E-2 Preferred Shares and warrants to purchase Series E-2 Preferred Shares from the Issuer for an aggregate investment amount of $3,531,102 (out of which, $1,403,737 was funded with cash on hand and $2,127,364 was funded through conversion of a loan). The warrants have since expired. The 443,473 preferred shares were automatically converted into 447,606 Ordinary Shares of the Issuer in connection with the consummation of the Issuer’s initial public offering on October 30, 2018.

In January 2014 CBI acquired a total of 109,170 Series E-2 Preferred Shares and warrants to purchase Series E-2 Preferred Shares from the Issuer for an aggregate investment amount of $1,000,000. CBI funded this purchase using cash on hand. The warrants have since expired. The 109,170 preferred shares were automatically converted into 111,495 Ordinary Shares of the Issuer in connection with the consummation of the Issuer’s initial public offering on October 30, 2018.

In March 2017, CBI acquired a total of 539,622 Series C Preferred Shares and 73,867 Series D Preferred Shares from a third party in consideration for $6,024,462. CBI funded this purchase through the issuance of CBI shares to such third party. The 613,489 preferred shares were automatically converted into 617,223 Ordinary Shares of the Issuer in connection with the consummation of the Issuer’s initial public offering on October 30, 2018.

In June 2017, CBI acquired a total of 158,898 Series F-1 Preferred Shares and warrants to purchase 95,339 Series F-2 Preferred Shares from the Issuer for an aggregate investment amount of $1,500,000. CBI funded this purchase using cash on hand. The 158,898 preferred shares were automatically converted into 267,857 Ordinary Shares of the Issuer and the warrants to purchase 95,339 Series F-2 Preferred Shares converted into warrants to purchase 160,743 Ordinary Shares of the Issuer in connection with the consummation of the Issuer’s initial public offering on October 30, 2018.

On October 30, 2018, AI Gamida purchased 3,289,060 Ordinary Shares and on November 5, 2018 AI Gamida purchased 460,940 Ordinary Shares, in each case in the Issuer’s initial public offering at a price of $8.00 per share. AI Gamida funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On October 30, 2018, CBI purchased 62,500 Ordinary Shares in the Issuer’s initial public offering at a price of $8.00 per share. CBI funded this purchase using cash on hand.

Item 4	Purpose of Transaction

The Reporting Persons who hold Ordinary Shares directly acquired those shares as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Ofer Gonen, the Chief Executive Officer of CBI, currently serves on the Issuer’s board of directors. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Ordinary Shares in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s Ordinary Shares, in each case, subject to limitations under applicable law and the Lock-Up Agreement (as defined below).

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

3,750,000 Ordinary Shares are owned directly by AI Gamida and may be deemed to be beneficially owned by AIM and Len Blavatnik because (i) AIM and Len Blavatnik control AI Gamida, and (ii) Len Blavatnik controls AIM. Each of the Reporting Persons (other than AI Gamida), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by AI Gamida.

3,041,559 Ordinary Shares may be deemed to be beneficially owned by CBI, including (i) 1,506,681 Ordinary Shares owned directly by CBI, (ii) 160,743 Ordinary Shares issuable upon exercise of warrants owned directly by CBI and (iii) 1,374,135 Ordinary Shares owned directly by Bio Medical, which is a wholly owned subsidiary of CBI. CBI may be deemed to share voting and investment power over the shares held directly by Bio Medical because it controls that entity. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange.

1,374,135 Ordinary Shares are owned directly by Bio Medical, which is a wholly owned subsidiary of CBI.

Each of AIH, Access LLC, AIM and Mr. Blavatnik may be deemed to share voting and investment power over the Ordinary Shares deemed to be beneficially owned by CBI (including the shares held directly by Bio Medical) because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC controls a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”); (vii) Access AI wholly owns Clal Industries Ltd. (“CI”); and (viii) CI is the controlling shareholder of CBI. Each of the Reporting Persons (other than, solely with respect to the securities held directly by CBI, CBI and, solely with respect to the securities held directly by Bio Medical, Bio Medical), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by CBI and Bio Medical.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On October 30, 2018, an aggregate of 1,326,528 preferred shares held by CBI and an aggregate of 1,363,560 preferred shares held by Bio Medical were automatically converted into 1,444,181 and 1,374,135 Ordinary Shares, respectively, in connection with the Issuer’s initial public offering.

On October 30, 2018, warrants to purchase 95,339 Series F-2 preferred shares were automatically converted into warrants to purchase 160,743 Ordinary Shares at an exercise price of $6.72 per share in connection with the Issuer’s initial public offering.

On October 30, 2018, AI Gamida purchased 3,289,060 Ordinary Shares and, on November 5, 2018, AI Gamida purchased 460,940 Ordinary Shares, in each case at $8.00 per share from the underwriters in the Issuer’s public offering of Ordinary Shares pursuant to the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(4) on October 30, 2018.

On October 30, 2018, CBI purchased 62,500 Ordinary Shares at $8.00 per share from the underwriters in the Issuer’s public offering of Ordinary Shares pursuant to the Issuer’s prospectus filed with the Securities and Exchange Commission by the Issuer pursuant to Rule 424(b)(4) on October 30, 2018.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Investors’ Rights Agreement

CBI and Bio Medical are each party to an investors’ rights agreement, dated July 3, 2017, with the Issuer (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides that certain holders of the Issuer’s shares have the right to demand, beginning 180 days after October 26, 2018, that it file a registration statement or request that their ordinary shares be covered by a registration statement that the Issuer is otherwise filing. The rights of any shareholder who is a party to the Investors’ Rights Agreement to request registration or inclusion of registrable securities in any registration pursuant hereunder terminates when all such shareholder’s registrable securities could be sold without restriction pursuant to Rule 144 under the Securities Act.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors’ Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Information Rights Agreement

CBI is party to an information rights agreement with the Issuer (the “Information Rights Agreement”). The Information Rights Agreement provides CBI with rights to receive the Issuer’s annual and quarterly financial statements, auditor consent letters and valuation reports, and other information reasonably required by CBI to enable it to prepare its financial statements. The Information Rights Agreement also requires that the Issuer provide CBI with information material to the Issuer and mandated to be disclosed by the requirements applicable to CBI, as well as certain other material information of the Issuer. The Information Rights Agreement contains customary confidentiality provisions and terminates when neither CBI nor any company that controls CBI is required to issue immediate and periodic reports pursuant to the Israeli Securities Law 5728-1968, as amended, and/or the Securities Exchange Act of 1934, as amended.

The foregoing description of the Information Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Information Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Lock Up Agreement

CBI and Bio Medical each signed a lock-up letter agreement (the “Lock-Up Agreement”) under which each agreed, subject to certain exceptions, without the prior written waiver of BMO Capital Markets and RBC Capital Markets, not to, during the period commencing on October 26, 2018 and ending 180 days thereafter, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Ordinary Shares, or any options or warrants to purchase any Ordinary Shares, or any securities convertible into, exchangeable for or that represent the right to receive Ordinary Shares.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as an exhibit and incorporated herein by reference.

Warrants

CBI holds warrants to purchase 95,339 Series F-2 preferred shares, at an exercise price of $11.33 per share, which warrants were automatically converted into warrants to purchase 160,743 Ordinary Shares at an exercise price of $6.72 per share upon the closing of the Issuer’s initial public offering. The warrants expire on July 22, 2022. The warrants shall be exercisable on a cashless exercise mechanism.

The foregoing description of the warrants does not purport to be complete and is qualified in its entirety by reference to the Form of Warrant, which is filed as an exhibit and incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Amended and Restated Investors’ Rights Agreement, dated July 3, 2017, among Gamida Cell Ltd. and certain of its stockholders (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (file number 333-227601) filed with the Securities and Exchange Commission on September 28, 2018 by Gamida Cell Ltd.).

99.2	Form of Letter Agreement re: Information Rights (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (file number 333-227601) filed with the Securities and Exchange Commission on October 17, 2018 by Gamida Cell Ltd.).

99.3	Form of Lock-up Letter Agreement, entered into by Clal Biotechnology Industries Ltd. and Bio Medical Investment (1997) Ltd. (incorporated herein by reference to Exhibit A of Exhibit 1.1 to the registration statement on Form F-1 (file number 333-227601) filed with the Securities and Exchange Commission on October 17, 2018 by Gamida Cell Ltd.).

99.4	Warrant dated July 3, 2017.

99.5	Joint Filing Agreement, dated as of November 9, 2018.

99.6	Limited Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2018

AI GAMIDA HOLDINGS LLC	By: Access Industries Management, LLC, Its Manager /s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, Its Manager /s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, Its Manager /s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Ofer Gonen Name: Ofer Gonen Title: Chief Executive Officer /s/ Assaf Segal Name: Assaf Segal Title: Chief Financial Officer

BIO MEDICAL INVESTMENT (1997) LTD.	/s/ Ofer Gonen Name: Ofer Gonen Title: Director /s/ Assaf Segal Name: Assaf Segal Title: Director

* Name: Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

Annex A

Directors and Officers of Clal Biotechnology Industries Ltd.

Name	Principal Business/ Occupation	Citizenship

Ofer Gonen	Chief Executive Officer of CBI	Israel

Assaf Segal	Chief Financial Officer of CBI	Israel

Avi Fischer	Chairman of CBI; Chairman and Chief Executive Officer of Clal Industries Ltd., the controlling shareholder of CBI; Chairman of Claltech Investments (2016) LP; Chairman of Mashav Initiating and Development Ltd.; Chairman of Nesher Ltd.; Chairman of Clal Sun Ltd.	Israel

Yuval Yanai	Consulting and accompanying medical firms at Yuval Yanai Consulting and Management Ltd.	Israel

Prof. Gabi Barbash	Chairman of Nara Medical Center Ltd; Chief Executive Officer of Consilium Israel; Director, Bench to Bedside program, Weizmann Institute of Science, Israel	Israel

Isaac Kohlberg	Senior Associate Provost Chief Technology Development Officer, Harvard University USA	Israel and United States of America

Shmuel Rubinstein	Director of several private and public companies; Consultant for BDO Ziv Haft’s High-Tech Division; Consultant for Sol-Gel Technologies Ltd.	Israel

Sigalia Heifetz	Business consultant	Israel

Nufar Malovani	Vice President, General Counsel, Corporate Secretary and Human Resources Manager at Clal Industries Ltd.	Israel

Tomer Babai	Senior analyst at Clal Industries Ltd.; Vice President of Claltech Investments (2016) LP	Israel and United States of America

The address for each director and officer is c/o Clal Biotechnology Industries Ltd., 3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv 6702301, Israel.

Directors and Officers of Bio Medical Investment (1997) Ltd.

Name	Principal Business/ Occupation	Citizenship

Ofer Gonen	Director of Bio Medical; Chief Executive Officer of CBI	Israel

Assaf Segal	Director of Bio Medical; Chief Financial Officer of CBI	Israel

Bio Medical has no officers. The address for each director is c/o Bio Medical Investment (1997) Ltd., 3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv 6702301, Israel.